CHG Healthcare Services, Inc.

4021 South 700 East, Suite 300

Salt Lake City, Utah 84107

July 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	CHG Healthcare Services, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-132731) (the “Registration Statement”)

Dear Mr. Riedler:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for its consent to withdraw the Company’s Registration Statement filed with the Commission on March 27, 2006 and amended on May 25, 2006, June 21, 2006, July 11, 2006 and July 24, 2006, together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $.01 per share (the “Common Stock”). The Company has determined not to proceed with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. The Registration Statement was declared effective by the Commission on July 24, 2006. No sales of the Company’s Common Stock were made pursuant to the Registration Statement.

In addition, the Company hereby respectfully applies to the Commission for its consent to withdraw the Company’s Registration Statement on Form 8-A (File No. 000-52149) filed with the Commission on July 24, 2006, together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

If you have any questions, please contact Jim Wilson of King & Spalding LLP at (713) 751-3207.

Sincerely, CHG Healthcare Services, Inc.

By:	/s/ Michael R. Weinholtz
Michael R. Weinholtz President and Chief Executive Officer